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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          CAPSTEAD MORTGAGE CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          FORTRESS INVESTMENT GROUP LLC
                      FORTRESS REGISTERED INVESTMENT TRUST
                          FORTRESS INVESTMENT FUND LLC
                                FORTRESS CAP LLC
                        (NAME OF FILING PERSON (OFFEROR))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (14067E 40 7)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RANDAL A. NARDONE
                      CHIEF OPERATING OFFICER AND SECRETARY
                                FORTRESS CAP LLC
                           1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                  (212)798-6100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                                J. GREGORY MILMOE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction Valuation*                     Amount of Filing Fee
                  $45,000,000                                $9,000**
--------------------------------------------------------------------------------

* For purposes of calculating the amount of filing fee only. This amount assumes the purchase of 5,000,000 outstanding publicly held shares of common stock of Capstead Mortgage Corporation. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** $8,000 of this amount was previously paid in connection with the original filing of this Schedule TO on May 12, 2000.


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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment to the Tender Offer Statement on Schedule TO relates to the offer by Fortress Cap LLC, a Delaware limited liability company ("Fortress"), to purchase up to 5,000,000 shares of common stock, par value $0.01 per share, of Capstead Mortgage Corporation, a Maryland corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").


ITEMS 1 AND 4.

         Items 1 and 4 are hereby amended and supplemented to add the following:

         On June 12, 2000, Fortress announced that the Purchase Price was increased from $8.00 to $9.00 per share, net to the seller in cash, and the "Expiration Date" was extended to 12:00 Midnight, New York City Time, on June 23, 2000.

         On June 12, 2000, Fortress announced that the Expiration Date was further extended to 12:01 a.m., New York City Time, on Saturday, July 1, 2000.

         Items 1 and 4 are further amended and supplemented to add the following statement (i) in the Summary Term Sheet of the Offer to Purchase at the end of the response to the question: "WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE TENDER OFFER?" and (ii) at the end of Section 15 (Certain Conditions of the Offer):

         "The foregoing rights may only be asserted and exercised by the Purchaser prior to the Expiration Date."

ITEM 12.

         Item 12 is hereby amended and supplemented to add the following exhibits:

         (a)(10)  Press release issued by Fortress on June 12, 2000.
         (a)(11)  Press release issued by Fortress on June 12, 2000.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2000


                           FORTRESS INVESTMENT GROUP LLC

                           By:  /s/ Randal A. Nardone

                                    Randal A. Nardone, as
                                    Chief Operating Officer and Secretary
                                    of Fortress Investment Group LLC


                           FORTRESS REGISTERED INVESTMENT TRUST

                           By:  /s/ Randal A. Nardone

                                    Randal A. Nardone, as
                                    Chief Operating Officer and Secretary
                                    of Fortress Registered Investment Trust

                           FORTRESS INVESTMENT FUND, LLC

                           By:  /s/ Randal A. Nardone

                                    Randal A. Nardone, as
                                    Chief Operating Officer and Secretary
                                    of Fortress Fund MM, LLC, managing
                                    member of Fortress Investment Fund, LLC

                           FORTRESS CAP LLC

                           By:  /s/ Randal A. Nardone

                                    Randal A. Nardone, as
                                    Chief Operating Officer and Secretary
                                    of Fortress Registered Investment Trust, sole member of Fortress Cap LLC



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                                  EXHIBIT INDEX



         (a)(10)  Press release issued by Fortress on June 12, 2000.
         (a)(11)  Press release issued by Fortress on June 12, 2000.